UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 11-K


[X]  ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF
      1934

                  For the fiscal year ended December 31, 2005

                                       OR

[ ]  TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE
      ACT OF 1934

                         Commission file number 0-17071

A. Full title of the plan and the address of the plan, if different from that of the Issuer named below:

                          First Merchants Corporation
                            Retirement Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal office:

                          First Merchants Corporation
                            200 East Jackson Street
                             Muncie, Indiana 47305

                           First Merchants Corporation
                       Retirement Income and Savings Plan
                       (f/k/a First Merchants Corporation
                            Retirement Savings Plan)

                              EIN 35-1544218 PN 002

                  Accountants' Report and Financial Statements
                           December 31, 2005 and 2004

                           First Merchants Corporation
                       Retirement Income and Savings Plan
                       (f/k/a First Merchants Corporation
                            Retirement Savings Plan)

                           December 31, 2005 and 2004


Contents



    Report of Independent Registered Public Accounting Firm.......................................................1


    Financial Statements

        Statements of Net Assets Available for Benefits...........................................................2

        Statements of Changes in Net Assets Available for Benefits................................................3

        Notes to Financial Statements.............................................................................4



    Supplemental Schedule

        Schedule H, Line 4i - Schedule of Assets Held for Investment Purposes at End of Year.....................11

    Exhibit

        Exhibit 23, Consent of Independent Registered Public Accounting Firm.....................................12

    Signature....................................................................................................13

        [GRAPHIC OMITTED][GRAPHIC OMITTED]


             Report of Independent Registered Public Accounting Firm


Administrative Committee
First Merchants Corporation Retirement Income and Savings Plan
(f/k/a First Merchants Corporation Retirement Savings Plan)
Muncie, Indiana


We have audited the accompanying statements of net assets available for benefits of First Merchants Corporation Retirement Income and Savings Plan (f/k/a First Merchants Corporation Retirement Savings Plan) (Plan) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.


We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.


The  accompanying   supplemental  schedule  is  presented  for  the  purpose  of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.


      [GRAPHIC OMITTED][GRAPHIC OMITTED]

/s/BKD, LLP

Indianapolis, Indiana
April 26, 2006


Federal Employer Identification Number:  44-0160260


                       [GRAPHIC OMITTED][GRAPHIC OMITTED]

                           First Merchants Corporation
                       Retirement Income and Savings Plan
                       (f/k/a First Merchants Corporation
                            Retirement Savings Plan)

                 Statements of Net Assets Available for Benefits
                           December 31, 2005 and 2004


Assets

                                                                                 2005                 2004
                                                                         -------------------------------------------
    Investments
        Common stock                                                       $      1,073,188     $      1,030,460
        Mutual funds                                                             32,548,714           19,364,358
        Collective investment fund                                                2,125,941            1,189,461
        Money market funds                                                        1,179,757              513,096
        Participant loans                                                           254,981                    -
                                                                         ------------------     ----------------
               Total investments                                                 37,182,581           22,097,375
                                                                         ------------------     ----------------
    Receivables
        Accrued income                                                                    -                9,924
        Employer contributions                                                    1,108,481                    -
        Participant contributions                                                   108,047                    -
                                                                         ------------------     ----------------
               Total receivables                                                  1,216,528                9,924
                                                                         ------------------     ----------------
    Cash                                                                                324               60,744
                                                                         ------------------     ----------------
               Total assets                                                      38,399,433           22,168,043

Liabilities

    Excess contributions refundable                                                   6,224               15,042
                                                                         ------------------     ----------------
Net Assets Available for Benefits                                          $     38,393,209     $     22,153,001
                                                                         ==================     ================


See Notes to Financial Statements                                              2

                           First Merchants Corporation
                       Retirement Income and Savings Plan
                       (f/k/a First Merchants Corporation
                            Retirement Savings Plan)

           Statements of Changes in Net Assets Available for Benefits
                     Years Ended December 31, 2005 and 2004


                                                                                 2005                 2004
                                                                         -------------------------------------------
    Investment Income
        Net appreciation in fair value of investments                      $        605,869     $      1,701,917
        Interest and dividends                                                    1,650,407              627,209
                                                                         ------------------     ----------------
               Net investment income                                              2,256,276            2,329,126
                                                                         ------------------     ----------------
    Contributions
        Participants                                                              2,458,499            1,554,532
        Employer                                                                  1,846,810              241,128
        Rollovers                                                                 1,111,492              754,966
        Transfer from other plans                                                10,502,523              220,791
                                                                         ------------------     ----------------
                                                                                 15,919,324            2,771,417
                                                                         ------------------     ----------------

               Total additions                                                   18,175,600            5,100,543

    Deductions - benefits paid to participants                                    1,935,392              930,182
                                                                         ------------------     ----------------
    Net Increase                                                                 16,240,208            4,170,361

    Net Assets Available for Benefits, Beginning of Year                         22,153,001           17,982,640
                                                                         ------------------     ----------------
    Net Assets Available for Benefits, End of Year                         $     38,393,209     $     22,153,001
                                                                         ==================     ================

See Notes to Financial Statements                                              3

                           First Merchants Corporation
                       Retirement Income and Savings Plan
                       (f/k/a First Merchants Corporation
                            Retirement Savings Plan)

                          Notes to Financial Statements
                           December 31, 2005 and 2004


Note 1:  Description of Plan


The following description of First Merchants Corporation Retirement Income and Savings Plan (f/k/a First Merchants Corporation Retirement Savings Plan) (Plan) provides only general information. Participants should refer to the Plan Document and Summary Plan Description for a more complete description of the Plan's provisions, which are available from the plan administrator.


    General


The Plan is a defined-contribution plan sponsored by First Merchants Corporation (Corporation) for the benefit of all employees who are age 18 or older. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Merchants Trust Company is the trustee and recordkeeper of the Plan. PrimeVest Financial Services was the custodian for a majority of the Plan's assets during 1995. In November 2005, the assets were moved to Mid Atlantic Capital Corporation who is now the custodian for a majority of the Plan's assets.


    Contributions


The Plan permits eligible employees through a salary deferral election to have the Corporation make annual contributions of up to 75% of eligible compensation up to the maximum allowed by law. Employee rollover contributions are also permitted.


Prior to March 1, 2005, the Corporation made matching contributions of its employees' salary deferral amounts of 25% of the first 5% of employees' eligible compensation for all participating employees. After March 1, 2005, the matching contribution described above is the only type of employer contribution granted to grandfathered participants who are at least age 55 and credited with at least ten years of service at February 28, 2005. The remaining participants receive the following three different types of employer contributions. The Corporation contributions are as follows:


   o Retirement security contributions: range from 2% of pay to 7% of pay based on years of service. The participant must have 1,000 hours of service and be employed at the end of the plan year


   o Matching contributions: 50% of the first 6% of employees' eligible compensation for all participating employees.


   o Transition contributions: 3% of eligible compensation for all participants who are at least age 45, credited with at least ten years of service at February 28, 2005 and were participating in the Corporation's defined-benefit plan at February 28, 2005. The participant must have 1,000 hours of service and be employed at the end of the plan year.
       This contribution will only be applicable through the 2009 Plan year.

                           First Merchants Corporation
                       Retirement Income and Savings Plan
                       (f/k/a First Merchants Corporation
                            Retirement Savings Plan)

                          Notes to Financial Statements
                           December 31, 2005 and 2004


The entry date for retirement security and transition contributions is March 1, 2005 and each subsequent January 1. Catch-up contributions are also available participants after they reach 50 years of age before the end of the applicable year. Prior to March 1, 2005, Corporation profit-sharing contributions were discretionary as determined by the Corporation's Board of Directors.


The Plan document also includes an automatic deferral feature whereby a participant is treated as electing to defer 3% of eligible compensation unless the participant made an affirmative election otherwise. Contributions are subject to certain limitations.


    Participant Investment Account Options


Investment account options available include various funds including a Corporation common stock fund. Each participant has the option of directing his contributions into any of the separate investment accounts and may change the allocation daily. Allocations to the Corporation common stock fund are generally limited to 25% of the applicable account balance.


    Participant Accounts


Each participant's account is credited with the participant's contribution, the Corporation's contribution and plan earnings. Allocations of Plan earnings are based on participant account balances, as defined. The benefits to which a participant is entitled is the benefit that can be provided from the participant's vested account.


    Vesting


Participants are immediately vested in their voluntary contributions and rollover contribution accounts plus earnings thereon. Vesting in the Corporation's matching contribution portion of their accounts plus earnings thereon is based on years of continuous service. A participant is fully vested in the matching contribution portion of their account after five years of credited service. Effective March 1, 2005, vesting in the retirement security contribution portion of their account plus earnings is 100% after five years of service. Effective March 1, 2005, vesting in the transition contribution portion of their account plus earnings is immediate since all eligible participants have at least ten years of service. The nonvested balance is forfeited upon termination of service. Forefeitures are used to reduce the Corporation's contribution or to pay reasonable administrative expenses of the Plan.


    Payment of Benefits


Upon termination of service, participants may elect to receive a lump-sum amount or installments equal to the value of their accounts. Withdrawals other than for termination are permitted under circumstances provided by the Plan.

                           First Merchants Corporation
                       Retirement Income and Savings Plan
                       (f/k/a First Merchants Corporation
                            Retirement Savings Plan)

                          Notes to Financial Statements
                           December 31, 2005 and 2004


    Plan Termination


Although it has not expressed any intent to do so, the Corporation has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.


Note 2:  Summary of Significant Accounting Policies


    Method of Accounting


The accompanying financial statements are prepared on the accrual method of accounting.


    Use of Estimates


The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets and changes in net assets available for benefits. Actual results could differ from those estimates.


    Valuation of Investments and Income Recognition


Quoted market prices, if available, are used to value investments. Participant loans and money market funds are valued at cost, which approximates market. Investment in the Corporation's unrestricted common stock is valued at the quoted market price.


Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis.


The guaranteed investment contract, Federated Capital Preservation Fund, is valued at contract value. Contract value represents contributions made under the contract, plus interest at the contract rate, less funds used to pay retirement benefits.


    Plan Tax Status


The Plan obtained its latest determination letter in September 2001, in which the Internal Revenue Service stated that the Plan and related trust, as then designed, were in compliance with the applicable requirements of the Internal Revenue Code and therefore not subject to tax. The Plan has been amended and restated since receiving the determination letter. However, the Plan administrator believes that the Plan and related trust are currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

                           First Merchants Corporation
                       Retirement Income and Savings Plan
                       (f/k/a First Merchants Corporation
                            Retirement Savings Plan)

                          Notes to Financial Statements
                           December 31, 2005 and 2004


    Payment of Benefits


Benefit payments to participants are recorded upon distribution.


    Participant Loans


Effective March 1, 2005, participant loans were acquired from the merged plans. Participant loans have never been allowed in the Plan. Effective March 1, 2005, no new loans will be granted under the Plan with respect to any merged plan that had an active loan program. Any outstanding loan will continue to be repaid based on the term of the loan from the merged plan.


    Administrative Expenses


Administrative expenses may be paid by the Corporation or the Plan, at the Corporation's discretion.


Note 3:  Investments


At December 31, 2005, the Plan's investments are held by Mid Atlantic Capital Corporation and the Corporation. The Federated Capital Preservation Fund included in Plan assets may be subject to withdrawal charges upon contract termination. Crediting interest rates on the guaranteed interest portion of the investment contract are determined by the issuer. The Plan's investments (including investments bought, sold, and held during the year) appreciated in fair value as follows:


                                                                                            2005
                                                                                  Net
                                                                             Appreciation
                                                                            (Depreciation)         Fair Value
                                                                             in Fair Value           at End
                                                                              During Year            of Year
                                                                         -------------------------------------------
           Investments at estimated fair value as determined by quoted prices in an active market
               Common stock                                                $        (65,023)    $      1,073,188
               Mutual funds                                                         670,892           32,548,714

           Investments at contract value
               Federated Capital Preservation Fund                                        -            2,125,941

           Investments at cost, which approximates market
               Money market funds                                                         -            1,179,757
               Participant loans                                                          -              254,981
                                                                         ------------------     ----------------

                                                                           $        605,869     $     37,182,581
                                                                         ==================     ================

                           First Merchants Corporation
                       Retirement Income and Savings Plan
                       (f/k/a First Merchants Corporation
                            Retirement Savings Plan)

                          Notes to Financial Statements
                           December 31, 2005 and 2004

                                                                                            2004

                                                                                  Net
                                                                             Appreciation          Fair Value
                                                                             in Fair Value           at End
                                                                              During Year            of Year
                                                                         -------------------------------------------
           Investments at estimated fair value as determined by quoted prices in an active market
               Common stock                                                $        107,194     $      1,030,460
               Mutual funds                                                       1,594,723           19,364,358

           Investments at contract value
               Federated Capital Preservation Fund                                        -            1,189,461

           Investments at cost, which approximates market
               Money market funds                                                         -              513,096
                                                                         ------------------     ----------------

                                                                           $      1,701,917     $     22,097,375
                                                                         ==================     ================

Interest and dividends realized on the Plan's investments for the years ended 2005 and 2004 were $1,650,407 and $627,209, respectively.


Information on the Federated Capital Preservation Fund carried at contract value is as follows:

                                                                                   2005                2004
                                                                           -----------------------------------------
           Average yield                                                                3.98%               3.72%
           Crediting interest rate at December 31                                       3.59%               3.41%
           Fair value                                                        $      2,028,000    $      1,175,000

                           First Merchants Corporation
                       Retirement Income and Savings Plan
                       (f/k/a First Merchants Corporation
                            Retirement Savings Plan)

                          Notes to Financial Statements
                           December 31, 2005 and 2004


The fair values of individual investments that represented 5% or more of the Plan's assets were as follows:

                                                                                   2005                2004
                                                                           -----------------------------------------
           American Funds Amcap Fund                                         $      5,265,001    $      3,524,022
           Franklin Short-Intermediate U. S. Government Securities Fund                     -           1,198,797
           Goldman Sachs Mid Cap Equity Fund                                        3,786,673           2,050,028
           MFS Value Fund                                                           4,431,452           3,096,735
           Oppenheimer Main Street Income and Growth Fund                                   -           1,651,649
           Oppenheimer Main Street Fund                                             2,538,016                   -
           PIMCO Total Return Fund                                                  2,358,389           1,918,245
           Oppenheimer Small & Mid Cap Value Fund                                   3,180,749           1,487,941
           Federated Capital Preservation Fund (at contract value)                  2,125,941           1,189,461

Note 4:  Party-in-Interest Transactions


Party-in-interest transactions include those with fiduciaries or employees of the Plan, any person who provides services to the Plan, an employer whose employees are covered by the Plan, an employee organization whose members are covered by the Plan, a person who owns 50 percent or more of such an employer or employee association, or relatives of such persons.


The Plan invests in First Merchants Corporation common stock. Activity at fair value was as follows:


                                               First Merchants
                                                 Corporation
                                                    Common
                                                    Stock
                                             ---------------------
     Balance, January 1, 2004                    $     619,177
         Changes                                       411,283
                                                 -------------
     Balance, December 31, 2004                      1,030,460
         Changes                                        42,728
                                                 -------------
     Balance, December 31, 2005                  $   1,073,188
                                                 =============


The Corporation provides certain administrative services at no cost to the Plan.

                           First Merchants Corporation
                       Retirement Income and Savings Plan
                       (f/k/a First Merchants Corporation
                            Retirement Savings Plan)

                          Notes to Financial Statements
                           December 31, 2005 and 2004





Note 5:  Plan Amendments


In February 2004, participants of a Commerce National Bank subsidiary 401(k) plan were transferred into the Plan. Assets transferred totaled $220,791.


Effective March 1, 2005, the Plan was amended and restated to allow the employees of Lafayette Bank and Trust Company, Commerce National Bank, First Merchants Insurance Services and Indiana Title Insurance Company to become participants in the Plan. Approximately $10,500,000 was transferred into the Plan from these 401(k) plans and approximately 400 new participants were added to the Plan. The Plan's name was also changed to First Merchants Corporation Retirement Income and Savings Plan and the employer matching contribution changed as described in Note 1.

                              Supplemental Schedule

                           First Merchants Corporation
                       Retirement Income and Savings Plan
                       (f/k/a First Merchants Corporation
                            Retirement Savings Plan)

      Schedule H, Line 4i - Schedule of Assets Held for Investment Purposes
                                 at End of Year
                                December 31, 2005
           Employer Identification Number: 35-1544218 Plan Number: 002

                                (a)(b)                                        (c)                      (e)
                          Identity of Issue,                       Description of Investment
                         Borrower, Lessor, or                           Including Par or             Current
                             Similar Party                               Maturity Value               Value
--------------------------------------------------------------------------------------------------------------------
          Common Stock
              *First Merchants Corporation                                 41,276 shares         $      1,073,188
                                                                                                 ----------------
          Mutual Funds
              AIM Small Cap Equity Fund                                    61,447 shares                  753,346
              AIM Real Estate Fund                                         16,862 shares                  470,280
              American Funds Amcap Fund                                   278,130 shares                5,265,001
              American Funds High Income Trust Fund                        62,007 shares                  750,913
              Federated Max-Cap Index Fund                                 69,593 shares                1,716,162
              Fidelity Advisor Diversified International Fund              25,712 shares                  537,651
              First American Mid Cap Growth Opportunity Fund               28,483 shares                1,099,458
              Franklin Limited Maturity U. S. Government Fund             162,999 shares                1,615,317
              Goldman Sachs Mid Cap Equity Fund                           108,938 shares                3,786,673
              ING Index Plus Mid Cap Fund                                  63,035 shares                1,065,920
              MFS Value Fund                                              191,755 shares                4,431,452
              MFS International Discovery Fund                             26,666 shares                  627,981
              Oppenheimer Main Street Fund                                 69,156 shares                2,538,016
              Oppenheimer Small & Mid Cap Value Fund                       97,839 shares                3,180,749
              PIMCO Foreign Bond Fund                                      20,383 shares                  212,392
              PIMCO Total Return Fund                                     224,608 shares                2,358,389
              Putnam Small Cap Growth Fund                                 52,949 shares                1,168,590
              Templeton Foreign Fund                                       77,018 shares                  970,424
                                                                                                 ----------------
                                                                                                       32,548,714
                                                                                                 ----------------
          Collective Investment Fund
              Federated Capital Preservation Fund                         212,594 shares                2,125,941
                                                                                                 ----------------
          Money Market Fund
              Federated Prime Cash Obligations Fund                     1,179,757 shares                1,179,757
                                                                                                 ----------------
          *Participant Loans                                             7.25% - 9.00%                    254,981
                                                                                                 ----------------
                                                                                                 $     37,182,581
                                                                                                 ================

*Party-in-interest

                                   Exhibit 23

            CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


We consent to the incorporation by reference in the Registration Statements of First Merchants Corporation on Form S-8 (File No. 333-50484) of our report dated April 26, 2006, of our audit on the financial statements of First Merchants
Corporation Retirement Income and Savings Plan (f/k/a First Merchants Corporation Retirement Savings Plan) for the year ended December 31, 2005, which report is included in its Annual Report on Form 11-K.


/s/  BKD, LLP

Indianapolis, Indiana
June 29, 2006

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

        Date: 06/29/06    By: /s/ Kimberly J. Ellington
              --------        -------------------------
                                  Kimberly J. Ellington
                                  First Merchants Corporation
                                  Retirement Savings Plan
                                                                              13